LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

1. Organization and summary of significant accounting policies:

Organization and description of business:

Lara, May & Associates, LLC (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Member), which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company, organized as a Limited Liability Company under the Delaware Limited Liability Company Act (the Delaware Act), is an investment advisor and an introducing broker-dealer dually registered with the Securities Exchange Commission (SEC). The Company also is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Municipal Securities Rulemaking Board (MSRB). The Company provides securities brokerage services and investment and financial planning services, and sells insurance and annuity products. The Company's principal market area is the metropolitan Washington, DC region.

Regulatory environment:

As an investment advisory company registered with the SEC, the Company is subject to the Investment Advisers Act of 1940 (the 1940 Act). The 1940 Act regulates the investment advisor industry and provides rules and regulations that govern the fiduciary duties and other responsibilities of an investment advisor's management. The Company is also subject to other rules and regulations of the SEC and rules and regulations of the various states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible future government review and interpretation.

As an introducing broker-dealer registered with the SEC, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Recent accounting pronouncements:

Effective for the year ending December 31, 2019, the Company will adopt the provisions of ASU 2014-09, "Revenue from Contracts with Customers," which will replace the current revenue recognition guidance pertaining to contracts with customers contained in accounting principles generally accepted in the United States of America. The effect of adopting ASU 2014-09 on the Company's financial statements has not yet been determined.

1. Organization and summary of significant accounting policies (continued):

   Recent accounting pronouncements (continued):

   Effective for the year ending December 31, 2020, the Company will be required to adopt recent accounting guidance pertaining to leases. The new guidance will primarily affect the accounting for operating leases by requiring that an asset and a liability be recorded for such leases. Additional financial statement disclosures about leases will also be required. The effect of this new guidance on the Company's financial statements has not yet been determined.

   Use of estimates:

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and cash equivalents:

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at December 31, 2015. At December 31, 2015, the Company had cash on deposit totaling $1,046,552 in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC).

   Receivables:

   Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to receivables. At December 31, 2015, management has determined that no allowance for doubtful accounts is necessary. The Company does not require collateral from others for its receivables.

   Property and equipment:

   Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

1. Organization and summary of significant accounting policies (continued):

   Property and equipment (continued):

   The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2015.

   Intangible assets:

   Amortization of intangible assets is provided using the straight-line method over either a 10-year or 5-year estimated useful life for customer lists, a 7-year estimated useful life for the management contract, and a 20-year estimated useful life for trademarks. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2015.

   Investment advisory fees:

   The Company earns investment management and advisory fees under investment advisory services agreements that provide for fees based on a percentage of assets under management. Fees under advisory services agreements are principally received quarterly in advance and are recognized as revenue on a prorated basis over the period during which the Company is required to provide services.

   Securities transactions:

   The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

1. Organization and summary of significant accounting policies (continued):

    Securities transactions (continued):

    In the normal course of its securities brokerage business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

    Commissions and other fees:

    Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a mutual fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recorded when earned.

    Commissions on the sale of insurance contracts are recognized upon sale of insurance contracts to customers, payment of the premium by the insured party, and issuance of the contract by the insurer. Trail commissions related to previous sales of insurance contracts are recognized in the period to which they relate. Other fees are recognized when services are provided.

    Advertising:

    Advertising and direct marketing costs are expensed as incurred and totaled approximately $72,000 for the year ended December 31, 2015.

    Income taxes:

    The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

    Liability of the Member:

    The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Act.

LARA, MAY & ASSOCIATES, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2015

2. Related party transactions and commitments:

The Company maintains an expense-sharing agreement with Focus under which the Company is required to reimburse Focus for its allocable share of expenses. For the year ended December 31, 2015, Focus allocated $45,000 of expenses to the Company. Amounts allocated by Focus and charged to the Company have been classified in the accompanying statement of income based on their natural classification.

The Company maintains a management agreement with a party related through common ownership. The management agreement expires September 30, 2016 and is automatically renewed on an annual basis unless the management company provides written notice to terminate the contract, or the Company terminates the contract as provided for in the management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. The management fee totaled $245,368 for the year ended December 31, 2015.

The Company leases office space from a party related through common ownership and from an unrelated party under operating leases expiring at various dates through March 31, 2022. Rent expense under operating leases (excluding facility fees, taxes, insurance and maintenance) for the year ended December 31, 2015 totaled $38,262 and $245,419 to the related party and to the unrelated party, respectively.

At December 31, 2015, future minimum rentals under non-cancelable operating leases are as follows:

Year ending December 31,	Related party	Unrelated party	Total
2016	$ 39,924	$ 206,627	$ 246,551
2017	20,352	212,309	232,661
2018		262,489	262,489
2019		269,707	269,707
2020		277,124	277,124
Thereafter		332,847	332,847
	$ 60,276	$ 1,561,103	$ 1,621,379

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $924,912, which was $893,471 in excess of its required net capital of $31,441. The Company's ratio of aggregate indebtedness to net capital was .510 to 1 at December 31, 2015.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Property and equipment:

At December 31, 2015, property and equipment consists of the following:

Software licenses	$ 41,860
Furniture and equipment	216,342
Leasehold improvements	126,469
	384,671
Less accumulated depreciation	361,060
	$ 23,611

5. Intangible assets:

At December 31, 2015, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer lists	$ 4,622,456	$ 4,145,668	$ 476,788
Management contract	1,141,668	1,141,668	-
Trademarks	220,171	103,367	116,804
	$ 5,984,295	$ 5,390,703	$ 593,592

5. Intangible assets (continued):

Estimated amortization expense for the years ending December 31, 2016 through 2020 is as follows:

Year ending December 31,	Amount
2016	$ 282,000
2017	214,000
2018	10,000
2019	10,000
2020	10,000

6. Deferred credit from clearing broker-dealer:

During the year ended December 31, 2015, the Company transitioned to a new clearing broker. In connection with the transition, the Company incurred approximately $240,000 in expenses to transfer the underlying client assets to the new clearing broker. Upon transfer of the client assets to the new clearing broker the Company received a transition support payment of $550,000 from the new clearing broker. Accordingly, the Company has recognized $240,000 of the transition support payment received from the new clearing broker as an offset to the $240,000 in transition expenses incurred by the Company during the year ended December 31, 2015. The balance of the transition support payment is being recognized as a credit to expense on a straight-line basis over the seven year term of the agreement with the new clearing broker. For the year ended December 31, 2015, a total of $273,000 was recognized as a reduction in commissions and clearance fees.